FEDERAL INSURANCE COMPANY

Endorsement No.: 7

Bond Number: 82307767

NAME OF ASSURED: FLEXSHARES TRUST

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD: from 12:01 a.m. on   September 6, 2011
                                      to 12:01 a.m. on   September 30, 2012

This Endorsement applies to loss discovered after 12:01 a.m. on September 6, 2012.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 6, 2012

By _____
        Authorized Representative

ICAP Bond

Form 17-02-5032 (Ed. 11-02)